Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2008	2007	2006	2005	2004
Income from continuing operations before income taxes and minority interest	$694	$1,137	$1,092	$829	$752
(Income) loss related to equity method investees	(15)	(15)	(3)	(36)	14

	679	1,122	1,089	793	766

Add/(deduct):
Fixed charges	326	336	252	216	197
Interest capitalized	(55)	(49)	(32)	(30)	(16)
Distributed income of equity method investees	27	29	17	21	9
Minority interest in pretax losses	24	1	—	(2)	—

Earnings available for fixed charges	$1,001	$1,439	$1,326	$998	$956

Fixed charges:
Interest expensed and capitalized (1)	$218	$233	$156	$136	$115
Estimate of interest within rent expense	108	103	96	80	82

Total fixed charges	$326	$336	$252	$216	$197

Ratio of earnings to fixed charges	3.1	4.3	5.3	4.6	4.9

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

1